SHELL MIDSTREAM PARTNERS, L.P.

150 N. Dairy Ashford Rd.

Houston, Texas 77079

September 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Daniel Duchovny

Re:	Shell Midstream Partners, L.P.
Schedule 13E-3 filed by Shell Midstream Partners, L.P., Shell Midstream Partners GP LLC,
Semisonic Enterprises LLC, and Shell Midstream LP Holdings LLC, and Shell USA, Inc.
Filed August 17, 2022
File No. 005-88401

Shell Midstream Partners, L.P.
Preliminary Information Statement on Schedule 14C
Filed August 17, 2022
File No. 001-36710

Dear Mr. Duchovny:

This letter sets forth the responses of Shell Midstream Partners, L.P. (the “Partnership”) and the other filing persons named in the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated September 6, 2022 (the “Comment Letter”) with respect to the Schedule 13E-3 and the information statement attached thereto as Exhibit (a)(1) (the “Preliminary Information Statement”). In response to the comments set forth in the Comment Letter, the Partnership and the other filing persons have revised the Schedule 13E-3 and the Preliminary Information Statement and are filing Amendment No. 1 to the Schedule 13E-3, attaching as Exhibit (a)(1) thereto the amended information statement (the “Amended Information Statement”).

In addition, we are providing the following responses to the Comment Letter. For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold below and provided our response below each comment. All references to page numbers and captions correspond to the Amended Information Statement (except for such page numbers and captions included in the Staff’s transposed comments), and all capitalized terms used but not defined herein have the meaning given to such terms in the Amended Information Statement.

Preliminary Information Statement

Reasons for Approval of the Merger Agreement

1.

We note that the GP Board based its fairness determination in part on the recommendation of the Conflicts Committee. We also note that the Conflicts Committee considered the Intrepid opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Thus, please revise to state, if true, that the GP Board adopted the Conflicts Committee analyses and conclusion as its own and, similarly, that the Conflicts Committee adopted Intrepid’s analyses and conclusions as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

RESPONSE: The Partnership acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 27 and 30 of the Amended Information Statement.

Unaudited Financial Projections of the Partnership

2.	Please revise to include the full projections instead of a summary.

RESPONSE: The Partnership acknowledges the Staff’s comment and has included full projections on pages 33 through 37 of the Amended Information Statement.

Opinion of Financial Advisor to the Conflicts Committee

3.

Please revise this section to disclose the data underlying the results described in the sections for the Public Company Peer Group Trading and the Precedent Transactions analyses and to show how that information resulted in the multiples/values disclosed.

RESPONSE: The Partnership acknowledges the Staff’s comment and has added the underlying data on pages 41 through 43 of the Amended Information Statement.

Incorporation of Certain Documents by Reference

4.

Note that neither Schedule 13E-3 nor Schedule 14C specifically permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

RESPONSE: The Partnership acknowledges the Staff’s comment and has removed the language relating to general “forward incorporation” of documents to be filed in the future on page 84 of the Amended Information Statement.

Annex B

5.

The Intrepid opinion states that it “shall not be disclosed, quoted, referred to or communicated (in whole or in part) to, made available to, or relied upon by, any third party, nor shall any public reference to us be made disclosed, quoted, referred to or communicated (in whole or in part) to, made available to, or relied upon by, any third party, nor shall any public reference to us be made, for any purpose whatsoever except in accordance with our engagement letter with the Committee.” Revise to affirmatively state that such engagement letter includes a consent for use of the opinion in connection with the transaction filings.

RESPONSE: The Partnership acknowledges the Staff’s comment and has revised the disclosure on page 46 of the Amended Information Statement.

* * * *

Please direct any questions or comments regarding the foregoing to the undersigned at (832) 337-1067 or to Joshua Davidson of Baker Botts L.L.P. at (713) 229-1234.

Very truly yours,

SHELL MIDSTREAM PARTNERS, L.P.

By:	SHELL MIDSTREAM PARTNERS GP LLC,
its general partner

By:	/s/ Shawn J. Carsten
Shawn J. Carsten Vice President and Chief Financial Officer

cc:	Lori Muratta, Shell Midstream Partners, L.P.

Stephanie Beauvais, Shell USA, Inc.

Joshua Davidson, Baker Botts L.L.P.

Hillary H. Holmes, Gibson, Dunn & Crutcher LLP

Tull R. Florey, Gibson, Dunn & Crutcher LLP